UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-35530

BROOKFIELD RENEWABLE

PARTNERS L.P.

(Translation of registrant’s name into English)

73 Front Street, 5th Floor

Hamilton HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference into (i) the registration statement on Form F-3ASR filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2021 (File Nos. 333-255119, 333-255119-01, 333-255119-02, 333-255119-03, 333-255119-04, 333-255119-05 and 333-255119-06), (ii) the registrant’s registration statement on Form F-3 (File No. 333-258726) that was declared effective by the SEC on August 20, 2021, (iii) the registrant’s registration statement on Form F-3 (File No. 333-258728-01) that was declared effective by the SEC on August 20, 2021, and (iv) the registrant’s registration statement on Form F-3 (File No. 333-237996) that was declared effective by the SEC on July 29, 2020.

EXHIBIT LIST

Exhibit

99.1	Statement of Executive Compensation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P. by its general partner, Brookfield Renewable Partners Limited

Date: May 13, 2022	By:	/s/ Jane Sheere
Name: Jane Sheere Title: Secretary